December 6, 2005
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Alan Morris

Re:	Cynosure, Inc.
Registration Statement on Form S-1
File Number 333-127463

Ladies and Gentlemen:
On behalf of Cynosure, Inc. (“Cynosure” or the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 3 is being filed in response to a comment contained in a letter dated November 18, 2005 (the “Letter”) from Peggy Fisher of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael R. Davin, President and Chief Executive Officer of Cynosure.
The response is keyed to the numbering of the comment in the Letter and to the heading used in the Letter.
Please note that in addition to the revision discussed below, the Company has filed as Exhibit 1.1 to Amendment No. 3 the revised form of underwriting agreement. This revised form of underwriting agreement reflects changes following the December 1, 2005 effectiveness of the Securities Offering Reform. The Company has also filed as Exhibit 10.11 the revised form of Reimbursement Agreement among the Company, El.En. S.p.A. and BRCT, Inc., a wholly-owned subsidiary of El.En.
Legality Opinion
1.	We note the penultimate paragraph disclaiming any obligation to update the opinion. If the language is retained, file a revised opinion as an exhibit on the date that the registration statement is to be declared effective, and date the opinion as of the effective date.

Securities and Exchange Commission
December 6, 2005

Response:	The opinion of Wilmer Cutler Pickering Hale and Dorr LLP filed as Exhibit 5.1 to Amendment No. 3 has been revised in response to the Staff’s comment.
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If you require further information, please telephone the undersigned at the telephone number indicated above, or Corey DuFresne of this firm at (617) 526-6039.
Very truly yours,
/s/ David A. Westenberg
David A. Westenberg

cc:	Michael R. Davin
Timothy W. Baker
Corey C. DuFresne